SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         SCHEDULE 13D/A
            Under the Securities Exchange Act of 1934
                       (Amendment No. 5)*

                       AXTIVE CORPORATION
=================================================================
                        (Name of Issuer)


             Common Stock, par value $.01 per share
=================================================================
                 (Title of Class of Securities)

                           05462R 20 9
=================================================================
                         (CUSIP Number)

                     Victor B. Zanetti, Esq.
                        Andrews Kurth LLP
                  1717 Main Street, Suite 3700
                        Dallas, TX  75201
                         (214) 659-4679
=================================================================
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        February 26, 2004
=================================================================
     (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. [   ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 05462R 20 9        13D/A                Page 2 of 11

(1)  Name of Reporting Person.             Sandera Partners, L.P.

     I.R.S. Identification
     Nos. of Above Persons (entities only)

(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group (see instructions)              (b)  [   ]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                           [   ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization           Texas, U.S.A.

     Number of Shares    (7)  Sole Voting Power        13,007,243

        Beneficially
                         (8)  Shared Voting Power               0
      Owned by Each
     Reporting Person    (9)  Sole Dispositive Power   13,007,243
           with:
                         (10) Shared Dispositive Power          0

(11) Aggregate Amount Beneficially Owned               13,007,243 (FN-1)
by Each Reporting Person

(12) Check if the Aggregate Amount in                       [   ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                        31.0%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               PN


---------------------
FN-1 The ownership percentage identified herein is based on 41,967,660 shares of Common Stock outstanding as of August 6, 2004, as provided in the Issuer's Form 10-Q for the quarter ended
      June 30, 2004.

CUSIP NUMBER 05462R 20 9        13D/A                Page 3 of 11

(1)  Name of Reporting Person.             Summit Capital Limited

     I.R.S. Identification
     Nos. of Above Persons (entities only)                    N/A

(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group (see instructions)              (b)  [   ]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                           [   ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization      Nevis, West Indies

     Number of Shares    (7)  Sole Voting Power                 0

        Beneficially
                         (8)  Shared Voting Power               0
      Owned by Each
     Reporting Person    (9)  Sole Dispositive Power            0
           with:
                         (10) Shared Dispositive Power          0


(11) Aggregate Amount Beneficially Owned                        0
     by Each Reporting Person

(12) Check if the Aggregate Amount in                       [   ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                         0.0%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               CO

CUSIP NUMBER 05462R 20 9        13D/A                Page 4 of 11

     Explanatory Note.    This Amendment No. 5 to Statement on
Schedule 13D (this "Amendment") amends and restates the Statement on Schedule 13D originally filed on or about January 7, 2002, as previously amended on or about March 26, 2002, April 17, 2002, February 10, 2003 and July 10, 2003 (the "Original Filing"). To the extent necessary, the Original Filing is hereby incorporated by reference. All Common Stock (as defined below) numbers, Common Stock prices, and Series A Stock (as defined below) conversion price have been adjusted to reflect the Company's 1-for-10 reverse stock split that was effective on December 23, 2003.

ITEM 1.   Security and Issuer.

     This Statement on Schedule 13D relates to the ownership of common stock, $.0l per share par value (the "Common Stock"), of Axtive Corporation (formerly Edge Technology Group, Inc.), a Delaware corporation. The principal executive offices of the Issuer are located at 5001 LBJ Freeway, Ste 275, Dallas, Texas 75249.

ITEM 2.   Identity and Background.

(a) This Statement is filed by Sandera Partners, L.P., a Texas limited partnership ("Sandera"). Pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): Sandera Capital Management, L.P., ("SCM"), Sandera Capital, L.L.C. ("Sandera Capital"), HW Capital, L.P. ("HW Capital"), HW Capital GP, L.L.C. ("HW Capital LLC"), and Clark K. Hunt ("Hunt"). Sandera and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

(b) and (c)    REPORTING PERSON

          Sandera is a Texas limited partnership. The principal address of Sandera, which also serves as its principal office, is 1601 Elm Street, Suite 4000, Dallas, TX 75201. The principal business of Sandera is the purchase, sale, exchange, acquisition and holding of investment securities.

          The names, business addresses, principal occupations or employment and citizenship of each officer of Sandera Capital, which is the general partner of SCM, which is the general partner of Sandera, are set forth on Schedule A attached hereto and incorporated herein by reference.

          CONTROLLING PERSONS

          Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below. Other than Clark K. Hunt, the principal address of each Controlling Person, which also serves as such person's principal office, is 1601 Elm Street, Suite 4000, Dallas, TX 75201. The principal address of Hunt is P.O. Box 425, St. Croix, U.S. Virgin Islands 00841.

CUSIP NUMBER 05462R 20 9        13D/A                Page 5 of 11

          SCM is a Texas limited partnership, the principal business of which is serving as the general partner of Sandera and activities related thereto.

          Sandera Capital is a Texas limited liability company, the principal business of which is serving as the general partner of SCM and activities related thereto. Hunt is the Manager of Sandera Capital. John Wagner ("Wagner") and J. Keith Benedict ("Benedict") serve as officers of Sandera Capital. The principal occupation of Hunt is financial management. The principal occupation of Wagner is as a business executive, while Benedict is a practicing attorney.

          HW Capital owns 100% of Sandera Capital. HW Capital is a Texas limited partnership, the principal business of which is acting as an advisor to investment funds and activities related thereto.

          HW Capital LLC is a Texas limited liability company, the principal business of which is serving as the general partner of HW Capital and activities related thereto. Hunt is the Manager of HW Capital LLC. Wagner and Benedict serve as officers of HW Capital LLC. HW Capital LLC's sole member is SMG Holdings, LLC, a U.S. Virgin Islands limited liability company ("SMG"). Hunt is the sole member and Manager of SMG.

(d) and   During the last five (5) years, no Item 2 Person has
(e) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and no Item 2 Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, any Item 2 Person was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Hunt, Wagner and Benedict are each a citizen of the United States.

ITEM 3.   Source and Amount of Funds or Other Consideration.

     Sandera initially acquired 238,036 shares of the Issuer's Common Stock in a distribution from PurchasePooling Investment Fund through Catalyst Master Fund, L.P., a Cayman Islands exempted limited partnership ("Catalyst"), of which Sandera was the sole limited partner. Such shares were distributed to Sandera by Catalyst in redemption of Sandera's limited partnership interest in Catalyst. Sandera originally funded the purchase of its limited partnership interest in Catalyst through its working capital account.

     In addition to the shares of Common Stock described in the paragraph above, Sandera acquired an aggregate of 2,250 shares of the Issuer's Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Stock"). As previously reported, pursuant to a letter agreement dated April 16, 2001 (the "Loan Agreement"), Sandera, as assignee of Catalyst, agreed to make additional advances of up to $1,500,000 in the aggregate to the Issuer. Catalyst had previously advanced a total of $620,000 to the Issuer pursuant to the terms of a prior convertible

CUSIP NUMBER 05462R 20 9        13D/A                Page 6 of 11

promissory note payable by the Issuer to Catalyst which was renewed and extended pursuant to the Loan Agreement. Upon execution of the Loan Agreement, to evidence such prior advances and future advances pursuant to the Loan Agreement, the Issuer issued to Catalyst, which was assigned to Sandera, an amended and restated convertible promissory note, dated April 16, 2001, in the stated principal amount of $2,120,000 (the "Note"). The Note bore interest at the rate of 8% per annum and matured on March 31, 2002. Catalyst assigned the Note to Sandera effective December 28, 2001, pursuant to the terms of an Assignment and Assumption Agreement between Catalyst and Sandera. Such assignment was made as a liquidating distribution in full redemption of Sandera's limited partnership interest in Catalyst. All or any portion of the principal balance of the Note was convertible at any time at the option of Sandera into shares of the Issuer's Common Stock at an initial conversion price of $1.50 per share. As of April 1, 2002, an aggregate of $1,530,124, representing outstanding principal and accrued, unpaid interest thereon, was outstanding under the Note. All advances to the Issuer under the Note were funded from the working capital of Catalyst and, subsequently, Sandera.

     On April 1, 2002, the Issuer and Sandera entered into a Subscription and Securities Purchase Agreement ("Prior Purchase Agreement") pursuant to which Sandera subscribed to purchase 2,000 shares of the Issuer's Series A Stock ("Old Series A Stock") at an aggregate purchase price of $2,000,000, or $1,000 per share. Sandera directed the Issuer to offset the total amount outstanding under the Note, principal plus accrued, unpaid interest thereon, as partial payment of the subscription price for the shares of Old Series A Stock subscribed for by Sandera. The remaining $469,876 subscription price was funded in cash from the working capital account of Sandera. Accordingly, the right of Sandera to convert the outstanding balance of the Note into shares of the Issuer's Common Stock, as previously reported in this Statement on Schedule 13D, ceased and no amount remains outstanding under the Note, which has been canceled.

     On May 23, 2003, pursuant to a Subscription and Securities Purchase Agreement ("New Purchase Agreement"), Sandera acquired an additional 250 shares of the Issuer's Series A Stock ("Additional Series A Stock") at an aggregate purchase price of $250,000, or $1,000 per share. Sandera partially funded the purchase of the Additional Series A Stock by directing that the Issuer offset a total of $18,943.24 owned by the Issuer to Sandera under the terms of a Loan Agreement, and related Promissory Note, between Sandera and the Issuer dated April 23, 2003. Advances under such loan agreement were funded from the working capital account of Sandera. The remaining $231,056.76 of the purchase price for the shares of Additional Series A Stock was funded in cash directly from the working capital account of Sandera.

     On January 30, 2004, the Directors of Summit Capital
Limited, a wholly-owned subsidiary of Sandera ("Summit"), authorized the transfer of 115,669 shares of Common Stock held by Summit to Sandera in a corporate distribution.

     On February 26, 2004, pursuant to a Subscription and
Securities Purchase Agreement (the "Common Stock Purchase
Agreement"), Sandera acquired an aggregate of 10,081,878 shares of Common Stock (the "Additional Common Shares") for an aggregate purchase price of $775,000, or $0.07687 per share. The purchase price for the Additional Common Shares was funded in cash directly from the working capital account of Sandera.

CUSIP NUMBER 05462R 20 9        13D/A                Page 7 of 11

     Effective with the closing of the Common Stock Purchase Agreement, the holders of more than 75% of the Issuer's Series A Stock consented to an automatic conversion of the outstanding shares of Series A Stock. Accordingly, the shares of Series A Stock held by Sandera were converted into 2,571,660 shares of Common Stock (the "Conversion Shares"). In addition, as a material inducement to the closing of the Common Stock Purchase Agreement, Sandera waived and terminated all rights in and to that certain Restated Warrant originally issued on or about April 1, 2002 by the Issuer representing the right to purchase, at an exercise price of $2.00 per share, 400,000 shares of Common Stock, and that certain Warrant issued on or about May 23, 2003, by the Issuer representing that right to purchase, at an exercise price of $2.00 per share, 50,000 shares of Common Stock, effective as of February 26, 2004.

     The conversion price of the Series A Stock was $1.00. Conversion was determined by dividing the liquidation price with respect to the Series A Stock, which is equal to the issuance price of $1,000 per share plus any accrued, but unpaid dividends, by the conversion price. As of February 26, 2004, there were accrued, but unpaid dividends of an aggregate of $321,660, with respect to the Series A Stock held by Sandera.

ITEM 4.   Purpose of Transaction.

     Sandera acquired beneficial ownership of the securities reported herein (the "Securities") for the purpose of investment. Sandera intends to continuously review its investment in the Issuer, and, in addition to the plans described below, may in the future determine to: (i) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the Securities of the Issuer owned by it, (iii) consider plans or proposals which would relate to or result in: (a) the acquisition by any person of additional securities of the Issuer, the disposition of Securities of the Issuer; (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies of the board of directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) any other action similar to those enumerated above. Sandera also reserves the right to take other actions to influence the management of the Issuer should it deem such actions appropriate.

     Sandera is a party to a Stockholders and Voting Agreement, dated May 23, 2003, among Sandera, Global Capital Funding Group, L.P., GCA Strategic Investment Fund Limited, and Demand Aggregation Solutions, LLC (the "Voting Agreement"), which now applies to the shares of Common Stock issued upon conversion of the Series A Stock. Pursuant to the terms of the Voting Agreement, the parties thereto, each previously holders of Series A Stock, agree to, among other things, vote to elect and re-elect 5 agreed upon directors to the Issuer's Board of Directors.

CUSIP NUMBER 05462R 20 9        13D/A                Page 8 of 11

ITEM 5.   Interest in Securities of the Issuer.

     (a) Aggregate Number and Percentage of Securities. Sandera is the beneficial owner of the shares of Common Stock, and the resulting percentages, as set forth on the cover pages above.

     (b) Power to Vote and Dispose. Sandera has voting and dispositive power over the Securities identified in the cover pages hereof and in response to Item 5(a) above.

          In addition with respect to the Securities held by Sandera, SCM, as the general partner of Sandera, Sandera Capital, as the general partner of SCM, HW Capital, as the 100% owner of Sandera Capital, HW Capital LLC, as the general partner of HW Capital, SMG, as the 100% owner of HW Capital LLC, and Hunt, as the Manager of Sandera Capital, HW Capital LLC, and SMG, and as the sole member of SMG, may also be deemed to have the power to vote or to direct the vote of and to dispose or to direct the disposition of such Securities, although each of the foregoing expressly disclaims beneficial ownership thereof.

     (c)  Transactions Within the Past 60 Days.

          Effective January 30, 2004, the Directors of Summit, an original reporting person and a wholly-owned subsidiary of Sandera, authorized the transfer of the shares of Common Stock held by Summit to Sandera in a corporate distribution. As a result of the consummation of such distribution, no shares of Common Stock are held by Summit.

     (d)  Certain Rights of Other Persons.  Not applicable.

     (e) Date Ceased to be a 5% Owner. Summit ceased to be a 5% owner of the Issuer's Common Stock effective January
          30, 2004.

ITEM 6.   Contracts, Arrangements, or Understandings or
          Relationships with Respect to Securities of the Issuer.

     The Issuer and Sandera are parties to (i) a Restated Registration Rights Agreement, dated May 23, 2003, which amends and restates that certain Registration Rights Agreement, dated April 1, 2002, among the Issuer and the holders of Series A Stock issued prior to May 1, 2003, (ii) a Registration Rights Agreement, dated May 23, 2003, among the Issuer and the holders of the Series A Stock issued after May 1, 2003 and (iii) a Registration Rights Agreement, dated February 26, 2004, among the Issuer and the persons party to the Common Stock Purchase Agreement.

     Sandera is also a party to the Voting Agreement, pursuant to which the parties thereto, each previously holders of the Issuer's Series A Stock, agree to, among other things, vote to elect and re-elect 5 agreed upon directors to the Issuer's Board of Directors. The Voting Agreement now applies to the shares of Common Stock issued upon conversion of the Series A Stock.

CUSIP NUMBER 05462R 20 9        13D/A                Page 9 of 11

ITEM 7.   Material to be Filed as Exhibits.

  EXHIBIT NO.                    TITLE OF EXHIBIT
----------------  ---------------------------------------------



    99.1 Amended and Restated Convertible Note, dated as of April 16, 2001, of Edge Technology Group, Inc. payable to Sandera Partners, L.P., as assignee of Catalyst Master Fund, L.P. (filed as Exhibit 99.18 to Amendment No. 6 to Statement on Schedule 13D filed by Catalyst Master Fund, L.P. on or about April 25, 2001, and incorporated herein by reference)

    99.2 Security Agreement, dated as of December 14, 2000, between Edge Technology Group, Inc. and Sandera Partners, L.P., as assignee of Catalyst Master Fund, L.P. (filed as Exhibit 99.16 to Amendment No. 5 to Statement on Schedule 13D filed by Catalyst Master Fund, L.P. on or about December 26, 2000, and incorporated herein by reference)

    99.3 Letter Agreement, dated as of April 16, 2001, between Edge Technology Group, Inc. and Sandera Partners, L.P., as assignee of Catalyst Master Fund. L.P. (filed as Exhibit 99.17 to Amendment No. 6 to Statement on Schedule 13D filed by Catalyst Master Fund, L.P. on or about April 25, 2001, and incorporated herein by reference)

    99.4 Assignment and Assumption Agreement, dated as of December 28, 2001, between Catalyst Master
                 Fund, L.P. and Sandera Partners, L.P.
                 (previously filed)

    99.5 Subscription and Securities Purchase Agreement, dated as of April 1, 2002, among Axtive
                 Corporation (formerly Edge Technology Group,
                 Inc.) and the subscribers listed on the
                 signature page thereto (previously filed)

    99.6         Certificate of Designation, Preference and
                 Rights of Series A Convertible Preferred Stock of Edge Technology Group, Inc. (previously filed)

    99.7 Subscription and Securities Purchase Agreement, dated as of May 23, 2003, among Axtive Corporation and the Purchaser listed on the signature pages thereto (incorporated by reference to Exhibit No. 3 to that certain Statement on Schedule 13D filed by Graham C. Beachum III on or about June 6, 2003)

CUSIP NUMBER 05462R 20 9        13D/A               Page 10 of 11



    99.8         Acknowledgement of Discharge of Indebtedness,
                 Release of Claims and Agreement between Sandera
                 Partners, L.P. and Axtive Corporation
                 (previously filed)

    99.9 Shareholders and Voting Agreement, dated as of May 23, 2003, among Sandera Partners, L.P., Global Capital Funding Group, L.P., GCA Strategic Investment Fund Limited and Demand Aggregation Solutions, LLC (previously filed)

    99.10 Subscription and Securities Purchase Agreement, dated as of February 26, 2004, by and among Axtive Corporation, B/K Venture Capital, LLP, Sandera Partners, L.P., W. Robert Dyer, Jr., Jack E. Brown, Paul Morris, U.S. Technology Investors, LLC, GCA Strategic Investment Fund Limited, and Agincourt, L.P. (incorporated by reference to Exhibit 8 to the Schedule 13D/A, Amendment No. 1 dated February 26, 2004 and filed by Graham C. Beachum, III with the SEC on or about March 3, 2004)



                    [Signature Page Follows]

CUSIP NUMBER 05462R 20 9        13D/A               Page 11 of 11

     After reasonable inquiry, and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 5 to Statement on Schedule 13D is true, complete and correct.

Date:     October 21, 2004.


               SANDERA PARTNERS, L.P.
               By:  Sandera Capital Management, L.P.,
                     its sole general partner

                  By:  Sandera Capital, L.L.C.,
                        its sole general partner

                     By: /s/  J. KEITH BENEDICT
                        ---------------------------------
                         J. Keith Benedict,
                           its Vice President





Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP NUMBER 05462R 20 9        13D/A                  Schedule A


SCHEDULE A

                           ----------

     Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each executive officer of Sandera Capital, LLC, which is the general partner of Sandera
Capital Management, L.P., which is the general partner of Sandera
Partners, L.P.

                                                 Present
                                                Principal
                                                Occupation
Name and Citizenship or                             or
 Place of Organization    Business Address      Employment    Position
----------------------- ---------------------  ------------  ----------

Clark K. Hunt, USA      P.O. Box 425            Investment     Manager
                        St. Croix                Advisor
                        U.S. Virgin Islands
                        00841

John Wagner, USA        1601 Elm Street          Business       Vice
                        Suite 4000              Executive     President
                        Dallas, Texas  75201

Keith Benedict, USA     1601 Elm Street          Attorney       Vice
                        Suite 4000                            President
                        Dallas, Texas  75201

CUSIP NUMBER 05462R 20 9        13D/A               Exhibit Index

                        INDEX TO EXHIBITS

  EXHIBIT NO.                    TITLE OF EXHIBIT
----------------  ----------------------------------------------

    99.1 Amended and Restated Convertible Note, dated as of April 16, 2001, of Edge Technology Group, Inc. payable to Sandera Partners, L.P., as assignee of Catalyst Master Fund, L.P. (filed as Exhibit 99.18 to Amendment No. 6 to Statement on Schedule 13D filed by Catalyst Master Fund, L.P. on or about April 25, 2001, and incorporated herein by reference)

    99.2 Security Agreement, dated as of December 14, 2000, between Edge Technology Group, Inc. and Sandera Partners, L.P., as assignee of Catalyst Master Fund, L.P. (filed as Exhibit 99.16 to Amendment No. 5 to Statement on Schedule 13D filed by Catalyst Master Fund, L.P. on or about December 26, 2000, and incorporated herein by reference)

    99.3 Letter Agreement, dated as of April 16, 2001, between Edge Technology Group, Inc. and Sandera Partners, L.P., as assignee of Catalyst Master Fund. L.P. (filed as Exhibit 99.17 to Amendment No. 6 to Statement on Schedule 13D filed by Catalyst Master Fund, L.P. on or about April 25, 2001, and incorporated herein by reference)

    99.4 Assignment and Assumption Agreement, dated as of December 28, 2001, between Catalyst Master
                 Fund, L.P. and Sandera Partners, L.P.
                 (previously filed)

    99.5 Subscription and Securities Purchase Agreement, dated as of April 1, 2002, among Axtive
                 Corporation (formerly Edge Technology Group,
                 Inc.) and the subscribers listed on the
                 signature page thereto (previously filed)

    99.6         Certificate of Designation, Preference and
                 Rights of Series A Convertible Preferred Stock of Edge Technology Group, Inc. (previously filed)

    99.7 Subscription and Securities Purchase Agreement, dated as of May 23, 2003, among Axtive Corporation and the Purchaser listed on the signature pages thereto (incorporated by reference to Exhibit No. 3 to that certain Statement on Schedule 13D filed by Graham C. Beachum III on or about June 6, 2003)

CUSIP NUMBER 05462R 20 9        13D/A       Exhibit Index (cont.)



    99.8         Acknowledgement of Discharge of Indebtedness,
                 Release of Claims and Agreement between Sandera
                 Partners, L.P. and Axtive Corporation
                 (previously filed)

    99.9 Shareholders and Voting Agreement, dated as of May 23, 2003, among Sandera Partners, L.P., Global Capital Funding Group, L.P., GCA Strategic Investment Fund Limited and Demand Aggregation Solutions, LLC (previously filed)

    99.10 Subscription and Securities Purchase Agreement, dated as of February 26, 2004, by and among Axtive Corporation, B/K Venture Capital, LLP, Sandera Partners, L.P., W. Robert Dyer, Jr., Jack E. Brown, Paul Morris, U.S. Technology Investors, LLC, GCA Strategic Investment Fund Limited, and Agincourt, L.P. (incorporated by reference to Exhibit 8 to the Schedule 13D/A, Amendment No. 1 dated February 26, 2004 and filed by Graham C. Beachum, III with the SEC on March 3, 2004)